Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Leader Access Series II/IIR/III
Leader Edge Series II/IIR/III
Leader Plus Series II/IIR/III
Leaders Epic Series I/IR
Leaders Epic Plus Series I/IR
Leaders Epic Outlook Series I/IR
Leaders Access Series I/IR
Leaders Edge Series I/IR

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Leader Access Series II/IIR/III
Leaders Epic Series I/IR
Leaders Epic Plus Series I/IR
Leaders Epic Outlook Series I/IR
Leaders Access Series I/IR
Leaders Edge Series I/IR

Supplement dated August 25, 2025 to the product notice dated April 30, 2025
The following supplements and amends the above mentioned product notices. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your product notice.
In Appendix A - Funds Available Under the Contract: current expenses for certain funds are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
American Funds Asset Allocation Fund - Class 2 Adviser: Capital Research and Management Company	0.55%
American Funds Capital World Growth and Income Fund - Class 2 Adviser: Capital Research and Management Company	0.66%*
American Funds Washington Mutual Investors Fund - Class 2 Adviser: Capital Research and Management Company	0.52%*
MFS® Research Series - Initial Class Adviser: Massachusetts Financial Services Company	0.74%*

HV-8190